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January 23, 2008	Writer’s Direct Contact 415.268.7197 JCampbell@mofo.com

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Hanna T. Teshome, Special Counsel
Max A. Webb, Assistant Director
Mail Stop 3651

Re:	GoFish Corporation
Registration Statement on Form SB-2
Amendment No. 3
File No. 333-145406

Dear Ms. Teshome:

On November 14, 2007, GoFish Corporation, a Nevada corporation (the “Company”) previously filed an Amendment No. 2 (“Amendment No. 2”) to the registration on Form SB-2 (File No. 333-145406) (as amended, the “Registration Statement”). To date, we have not yet received a written comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2. In addition, while we have had several discussions with the Staff of the Commission (the “Staff”) since the filing of Amendment No.2, we have not received any further comments or guidance from the Staff with respect to the Registration Statement.

In an effort to move this process along, on behalf of the Company, we transmit herewith for filing this Amendment No. 3 (this “Amendment No. 3”) to the registration statement on Form SB-2 (File No. 333-145406) (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering from time to time by the selling securityholders (the “Selling Securityholders”) of the Company identified in the prospectus forming a part of the Registration Statement of up to 6,117,018 shares of common stock that are issuable upon conversion of the Company’s 6% senior convertible notes due June 2010 (the “Senior Convertible Notes”).

For your convenience and in order to help expedite your review, we are separately delivering to your attention a courtesy clean hard copy of this Amendment No. 3 and a redlined hard copy of this Amendment No. 3 that is marked to show changes from Amendment No. 2.

January 23, 2008
Page Two

Consistent with recent guidance provided by the Commission, this Amendment No. 3 represents a reduction in the number of shares of common stock being registered for resale under the Registration Statement from 16,011,036 shares of common stock to 6,117,018 shares of common stock, which represents less than one-third of the total number of shares outstanding held by non-affiliates based on the Company’s Form 10-KSB for the fiscal year ended December 31, 2006.1 Given the number of shares of common stock that the Company intends to include for resale in the Registration Statement, and the manner in which such shares will be issued and resold, we do not believe that the offering covered by the Registration Statement is a primary offering by the Company based on the Company’s detailed analysis previously set forth in the Company’s response letter dated November 14, 2007.

The Company is anxious to resolve any remaining matters with respect to the Registration Statement as soon as practicable, as the Company is not currently in compliance with its registration obligations under the Company’s June 7, 2007 Registration Rights Agreement, pursuant to which the Registration Statement is being filed. If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any remaining matters with respect to the Registration Statement, please do not hesitate to contact the undersigned at (415) 268-7197.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

/s/ John W. Campbell III, Esq.

John W. Campbell III, Esq.

cc:	Tabreez Verjee, GoFish Corporation
David Lorie, GoFish Corporation

[1]
In the Staff’s comment letter dated September 12, 2007 with respect to the Company’s separate registration statement on Form SB-2 (File No. 333-142460), which was declared effective by the Commission on October 25, 2007, the Staff previously noted that from the Company’s Form 10-K for the fiscal year ended December 31, 2006 that the total number of shares outstanding held by non-affiliates is 18,351,073.